FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING:	NORTHROP GRUMMAN CORPORATION’S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

The following is an internal communications document utilized beginning August 29, 2002 within TRW’s Systems business.

Northrop Grumman and TRW August 29, 2002 Talking Points

Merger Agreement On July 1, 2002, Northrop Grumman and TRW announced they have agreed to merge Under the terms of the agreement, unanimously approved by the boards of directors of both companies, Northrop Grumman will acquire TRW for $60 per share in common stock* in a transaction valued at approximately $7.8 billion, plus the assumption of TRW's net debt at the time of closing * The exact exchange ratio would be determined by dividing $60 by the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending on and including the second trading day prior to the closing of the merger, but in no event will the exchange ratio be more than 0.5357 ($60/$112) or less than 0.4348 ($60/$138).

What's Next? The transaction with Northrop Grumman is expected to close in the fourth quarter. Until then, we will continue to operate as separate, independent companies No discussions (unless related to existing teaming agreements and/or other ongoing contractual relationships) with Northrop Grumman should take place without Law department approval When we encounter Northrop Grumman in the marketplace, we generally must treat them as any other competitor, customer or supplier Northrop Grumman has stated that headquarters for the combined company will be in Los Angeles Northrop Grumman has stated that TRW Systems and TRW Space and Electronics will become separate operating Sectors of Northrop Grumman, each reporting in to the Office of the Chairman TRW and Northrop Grumman each currently have Washington government operations offices. Following the transaction, these offices will be combined As we approach the completion of the transaction, teams will be formed made up of both Northrop Grumman and TRW employees who will work together to address transition issues

What Does This Mean to Me? Northrop Grumman has stated it does not expect the acquisition to involve work force reductions in the TRW operating units Northrop Grumman and TRW each have a tradition of treating employees well in situations such as this There is no immediate impact to TRW employees' compensation, benefits or job responsibilities as a result of the announcement Northrop Grumman has stated a commitment to keep pay and benefits at levels no less favorable, in the aggregate, than they are at the time the transaction closes, for two years thereafter Current severance policies will be in place for at least two years Benefits accrued under the TRW Salaried Pension Plan (and other qualified pension plans) are protected under Federal pension law. Plans cannot be amended to reduce accrued benefits or to take away a form of benefit payment with respect to benefits accrued through the date of a plan amendment

What About Our Customers? Systems' first priority is to meet our commitments to our customers and clients - performance, cost and schedule We have communicated to our customers a continuing focus on contract performance and a commitment to the targets/proposals currently in our portfolio Northrop Grumman intends to provide organizational continuity for the TRW businesses through the transition, so that our principal focus will continue to be on our programs and our customers The transaction enhances our perceived stature and "presence" in the defense marketplace. With the merger, we will be part of a Fortune 100 contractor with enormous resources and contract opportunities

What Leaders Are Saying "We're bringing together the superior technology and outstanding talent of two of our nation's premier defense companies, creating a powerful and highly competitive enterprise with excellent growth prospects." Kent Kresa, Northrop Grumman chairman and CEO "Together, our companies create a true industry powerhouse with an unparalleled portfolio of premier technologies, expertise and capabilities." Phil Odeen, TRW chairman "I believe that our joining the Northrop Grumman family will be very positive for our most important assets-you, our employees. Their acquisition of TRW is based on a 'strategic enhancement' rationale. It is not based on cost reduction. We will now be part of a larger, stronger, space, defense and information technology company that will provide much broader career growth opportunities for our employees to pursue." Don Winter, Systems president and CEO

Aeronautical and Automotive After completion of the merger, Northrop Grumman plans to separate the Automotive business, either through a sale or a spin-off of the business to shareholders TRW's previously announced agreement to sell its Aeronautical Systems business to Goodrich Corporation for $1.5 billion remains unaffected by the transaction

Where Can I Get More Info? TRW Systems Merger News and Information Intranet Web Site (http://sitg.resva.trw.com/transition)

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman Corporation. Information concerning such participants is contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW contained in Amendment No. 5 to the Registration Statement on Form S-4 filed by Northrop Grumman with the Securities and Exchange Commission on August 14, 2002, as it may be amended from time to time. This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of joint proxy statement/prospectus and any other relevant documents filed by Northrop Grumman or TRW with the SEC at the SEC's Web site at www.sec.gov.